

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 16, 2007

Mr. Enrico Parazzini
Chief Financial Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

> **Re: Telecom Italia S.p.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 21, 2007**
> **File No. 1-13882**

Dear Mr. Parazzini:

We have reviewed your supplemental response letter dated September 20, 2007 as well as your filing and have the following comments. As noted in our comment letter dated August 23, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   Refer to response to comment 2. Addressing paragraph 9 of EITF 00-21, tell us whether you concluded that the mobile phone and the future mobile phone services represent separate units of accounting.

2.   We note your response to comment 5. If you did not consider the Solpart transaction as a true sale, and the accounting effects of the transfer were eliminated in consolidation, explain to us in more detail the substantive business reasons behind the transfer and why you characterized the transaction as disposition on page F-47. Also, since you did not consider the transaction as a true sale, tell us your basis for classifying the investment as held for sale.

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        Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

        Sincerely,

        Larry Spirgel
        Assistant Director